Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

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OR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

GENCO CLOSES FINAL TRANCHE OF $4.77 MILLION PLACEMENT

March 11, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) has completed the final tranche of its Private Placement by issuing 761,000 units at a price of CAD $0.36 per unit for proceeds of CAD $273,960. Each unit consisted of one common share and one-half of a transferable warrant to purchase a further common share for CAD $0.45 for a period of two years. The fourth tranche represented an over-subscription of the original 12,500,000 units. In total, Genco has now received gross proceeds of CAD $4,773,960 from the Private Placement.

Casimir Capital L.P. of New York, NY acted as Agent for the entire Private Placement. Casimir was paid a fee of 8% of the proceeds, and issued an aggregate of 400,000 warrants exercisable on the same terms as the warrants contained in the units.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco recently completed a Feasibility Study, which evaluated a ten-fold expansion of existing mining operations at La Guitarra Mine to 3,000 tonnes per day.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the

Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.